                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THEREFORE FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. ___)(1)

                        WITS BASIN PRECIOUS MINERALS INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   977427 10 3
                   -------------------------------------------
                                 (CUSIP Number)

                               Wayne William Mills
                          800 Nicollet Mall, Suite 2690
                              Minnepolis, MN 55402

                                 With a copy to:
                             William M. Mower, P.A.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                October 15, 2003
                   -------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule Section 240.13d-7 for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 9 pages)

 SCHEDULE 13D                 Page 2 of  9                 CUSIP No. 977427 10 3
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Wayne William Mills
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,531,400
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,531,400
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,531,400 (includes Warrants to purchase 773,000 shares of common stock and a stock option to purchase 100,000 shares of common stock)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes                      [X]
     Certain Shares (See Instructions)

     See Exhibit B
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               (Page 2 of 9 pages)

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SCHEDULE 13D                  Page 3 of 9                  CUSIP No. 977427 10 3
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Tamara K. Mills
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    150,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    150,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     150,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Less than 1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               (Page 3 of 9 pages)

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ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Wits Basin Precious Minerals Inc., a Minnesota corporation ("Wits Basin"). The address of Wits Basin's principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Wayne W. Mills and Tamara K. Mills. The business address for the reporting person is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402. Mr. and Mrs. Mills are private investors and are husband and wife.

During the last five years, neither Mr. Mills nor Mrs. Mills, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mills received notice of disciplinary action pursuant to Rule 3070 from the NASD. Without admitting or denying the allegations, Mr. Mills agreed to sign a Letter of Acceptance, Waiver and Consent in which he was barred from association with any NASD member in any capacity. Prior to receiving such notice, Mr. Mills had resigned.

Both Mr. and Mrs. Mills are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of Wits Basin subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;



                               (Page 4 of 9 pages)

                  (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a.- b. Wayne W. Mills beneficially owns 2,531,400 shares. This includes Warrants to purchase 773,000 shares of common stock and a stock option to purchase 100,000 shares of common stock. He has sole power to vote these share and sole power of disposition.

According to Issuer's most recent Quarterly Report on Form 10-Q, as of November 10, 2003, the Company had 29,747,181 shares outstanding. Accordingly, based upon this information the Reporting Person is the beneficial owner of 8.8% of the outstanding shares.


c.       TRANSACTIONS WITHIN THE LAST 60 DAYS

         On October 15, 2003, the Reporting Person made the following gifts:
         Warrant exercisable at $5.50 for 90,000 shares
         Warrant exercisable at $5.50 for 208,334 shares
         Warrant exercisable at $3.00 for 375,000 shares

         On November 19, 2003 the Reporting Person gifted 23,500 shares.



                               (Page 5 of 9 pages)

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         On October 29, 2003 the Reporting Person participated in a private placement of securities, purchasing 400,000 Units at $0.25 per Unit. Each Unit consists of one share of common stock and one-half Warrant to purchase a share of common stock at $0.75 per share.

         Blake Capital Partners LLC sold 47,500 shares at $0.62 per share on November 4, 2003 and sold 50,000 shares at $0.65 on November 6, 2003.

         The following transactions involve Mr. Mills individual and IRA accounts:

                           Price    Date     Transaction           No. of Shares

                           $0.79  11/06/03   Sale - IRA                   30,000
                           $1.29  11/17/03   Sale - IRA                   25,000
                           $1.19  11/19/03   Sale - IRA                   25,000
                           $1.23  11/19/03   Sale                         25,000
                           $1.40  11/20/03   Sale                         10,000
                           $1.20  12/01/03   Sale                         10,000
                           $1.40  12/02/03   Sale                         25,000
                           $1.57  12/04/03   Sale                         25,000
                           $1.58  12/04/03   Sale                         25,000


d.                Not applicable.

e.                Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A.    Copy of an Agreement by and between Mr. and Mrs.
Mills to file this Statement on Schedule 13D on behalf of each of them.

                  Exhibit B.    Information regarding shares excluded from the
total in Item 11.


                               (Page 6 of 9 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 10, 2003



                                                     /s/ Wayne W. Mills
                                              ----------------------------------
                                                        Wayne W. Mills



                                                     /s/ Tamara K. Mills
                                              ----------------------------------
                                                        Tamara K. Mills



                               (Page 7 of 9 pages)

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EXHIBIT A

                                    AGREEMENT
                          TO JOINTLY FILE SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Wits Basin Precious Minerals, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: December 10, 2003                      /s/ Wayne W. Mills
                                            ------------------------------
                                                  Wayne W. Mills


Dated: December 10, 2003                      /s/ Tamara K. Mills
                                            -------------------------------
                                                  Tamara Mills



                               (Page 8 of 9 pages)

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                                    EXHIBIT B


Warrants to purchase 250,000 shares of common stock are held in trust for the Reporting Person's children who reside in his household. Neither the Reporting Person nor his spouse are trustees of these trusts. This is being reported for informational purposes only and the Reporting Person disclaims beneficial ownership of these shares.



                               (Page 9 of 9 pages)